SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2021 (Report No. 3)

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):—

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):—

EXPLANATORY NOTE

On August 19, 2021, Eco Wave Power Global AB (publ) (the “Company”) issued a press release titled “Eco Wave Power Secures 1MW Installation and Grid Connection Permit (Small-Production Unit Registration Approval) for Its Planned Pilot Project in Portugal” and attached this press release as Exhibit 99.1 to the Form 6-K (the “Original Filing”) furnished to the Securities and Exchange Commission on the same date.  This Amendment on Form 6-K/A (this “Amendment”) amends the Company’s Original Filing, to correct a typographical error in the seventh paragraph (in the first sentence of the paragraph) of Exhibit 99.1 attached thereto.  No modification or update is otherwise made to any other disclosures in the Original Filing, nor does this Amendment reflect any events occurring after the time of the Original Filing.  A copy of the press release titled “Eco Wave Power Secures 1MW Installation and Grid Connection Permit (Small-Production Unit Registration Approval) for Its Planned Pilot Project in Portugal” is furnished as Exhibit 99.1 herewith.

Exhibit No.
99.1	Press release dated August 19, 2021 titled “Eco Wave Power Secures 1MW Installation and Grid Connection Permit (Small-Production Unit Registration Approval) for Its Planned Pilot Project in Portugal.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

By:	/s/ INNA BRAVERMAN
Inna Braverman
Chief Executive Officer

Date: August 19, 2021